Mail Stop 3720

November 14, 2006

Mr. Harry D. Schulman
Chairman of the Board and
Chief Executive Officer
Applica Incorporated
3633 Flamingo Road
Miramar, Florida 33027

>   **Re: Applica Incorporated**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 2, 2006**
>   **File No. 1-10177**

Dear Mr. Schulman:

        We have reviewed your filing and have the following comments. We have limited our review to your compliance with the requirements of Schedule 14A and the other matters discussed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that as of the record date for the special meeting, Harbinger beneficially owned 9,830,800 shares of your common stock, which represents 39.3% of the shares of common stock outstanding. In light of Harbinger's beneficial ownership amount, please tell us what consideration you have given to whether this transaction implicates Rule 13e-3 and the filing and disclosure requirements of Schedule 13E-3.

2.   We note in a Form 8-K filed November 14, 2006 that NAACO Industries has filed suit against you and Harbinger relating to the termination of the merger agreement between Applica, NAACO and a NACCO subsidiary. Please revise the subject preliminary proxy statement to reflect this fact along with any updated information.

3.   As appropriate, please revise the proxy statement to comply with the comments issued in connection with our letter dated October 5, 2006 regarding HB-PS Holding Company, Inc.'s registration statement on Form S-4 filed September 12,

2006 (File No. 333-137244) and Applica's Form 10-K for the year ended December 31, 2005 filed March 16, 2006 (File No. 1-10177).

Closing Statements

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact, William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via fax: (305) 961-5685*
Paul Berkowitz, Esq.
Greenberg Traurig, P.A.